SUPPLEMENT DATED April 26, 2005	Rule 424(b)(3)
(To Prospectus dated February 8, 2005)	Registration No. 333—122296

RECOM MANAGED SYSTEMS, INC.

1,368,281 COMMON SHARES

Described below are acts or events that constitute a material change from or in addition to the information set forth in the above-referenced prospectus:

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On April 20, 2005, Recom Managed Systems, Inc. (“Recom”) we amended the terms of a common share purchase warrant it had previously granted to DKR Soundshore Oasis Holding Fund Ltd. (“Oasis”) on December 29, 2004 entitling it to purchase 275,000 common shares, by reducing the exercise price of that warrant from $5.75 per share to $2.40 per share.  This amendment was effected in connection with procuring Oasis’s waiver with respect to Recom’s recent issuance of $8 million in equity through two private placements with institutional investors.